

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 8, 2008

Mr. Patrick W. Murphy
Chief Financial Officer
ALICO, Inc.
P.O. Box 338
La Belle, FL 33975

       RE: **ALICO, Inc.**
               Form 10-K for the Fiscal Year Ended August 31, 2007
               File No. 0-261

Dear Mr. Murphy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages,
Apparel, and Health Care
Services